UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

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Alcatel-Lucent announces Q1 2013 Results

Continued progress with The Performance Program

Key numbers for the first quarter 2013

•	Revenues of Euro 3,226 million, up 0.6% year-over-year

•	Adjusted[2] gross profit of Euro 947 million or 29.4% of revenues

•	Adjusted[2] operating loss[1] of Euro (179) million or -5.5% of revenues

•	Published net loss of Euro (353) million or Euro (0.16) per share

•	Operating cash-flow[3] of Euro (144) million

•	Net (debt)/cash of Euro (358) million as of March 31, 2013

Paris, April 26, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced first quarter 2013 results.

Michel Combes, CEO Alcatel-Lucent, commented: “Alcatel-Lucent’s first quarter results reflect both encouraging trends in the marketplace and good progress with The Performance Program, for which discipline on execution remains the priority in 2013.

Free cash-flow remains a challenge. Strong focus will be placed on working capital management to reverse some of the negative impact incurred this quarter.

We are actively reviewing the Group’s businesses and operating model to design the conditions for value creation in the future. I am looking forward to sharing the outcome in early Summer.”

MAIN POINTS

First quarter revenue increased 0.6% year-over-year and decreased -21.2% sequentially to Euro 3,226 million. At constant currency exchange rates and perimeter, revenues increased 1.8% year-over-year and decreased -19.9% sequentially. Networks & Platforms grew 6% year-over-year with high single digit growth in IP and good traction in Wireless, Fixed networks, Platforms and Services, all partially offset by a double-digit decline in Optics. Focused Businesses declined at a double-digit rate compared to the year ago quarter, with Enterprise at a mid-single digit rate and Submarine at a faster pace. Finally, the slowdown in Managed Services continued, reflecting our restructuring efforts. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America reached historical highs as a percentage of total revenues (48%), resulting from strong growth in the region. While Japan showed good traction and China stabilized, the Asia Pacific region declined at a low single digit rate. Cautious spending persisted in Europe, which declined at a 10% rate. Rest of world declined at 10%, where growth in Brazil was offset by weakness in the rest of Central and Latin America and Middle East and Africa.

Adjusted2 operating1 loss of Euro (179) million or -5.5% of revenue. Gross margin came in at 29.4% of revenue for the quarter, compared to 30.2% in the year ago quarter and 30.4% in the fourth quarter 2012. The year-over-year decline in gross margin mainly results from unfavorable product mix. The sequential decrease in gross margin mainly results from lower volumes. Operating expenses decreased -5.5% year-over-year on a reported basis and adjusted for constant currency decreased -5.0% year-over-year, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing -11.7% year-over-year on a reported basis and adjusted for constant currency decreased -11.3%). On a sequential basis, operating expenses declined at -0.3% as reported and increased 0.5% at constant currency, as decline in SG&A, reflecting results of our actions to streamline our cost structure (-1.5% quarter-over-quarter when adjusted for constant currency) was partially offset by an increase in R&D (+2.3% quarter-over-quarter at constant currency).

First quarter reported net loss (group share) of Euro (353) million or Euro (0.16) per share. This includes restructuring charges of Euro (122) million and Euro (152) million of financial loss.

The reported net loss (group share) also includes Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (23) million pre-tax or Euro (14) million after tax.

Net (debt)/cash of Euro (358) million, versus Euro 147 million of net cash as of December 31, 2012. The sequential decrease in net cash of Euro (505) million primarily reflects a negative operating cash-flow of Euro (144) million, interest paid of Euro (101) million, taxes paid of Euro (28) million, restructuring cash outlays of Euro (100) million, contribution to pensions and OPEB of Euro (43) million and capital expenditures of Euro (117) million. The negative operating cash-flow of Euro (144) million results from an adjusted operating loss of Euro (179) million and from a negative contribution from the working capital requirements of Euro (146) million. The change in operating working capital requirement has been negative in the first quarter 2013 by Euro (72) million mainly driven by a negative impact from progress payment attributed to business trends and timing. The level of receivables sold without recourse decreased by Euro (148) million to Euro 963 million as of March 31, 2013.

During the quarter, we received the senior secured credit facilities proceeds, increasing the level of cash, cash equivalents and marketable securities to Euro 6.25 billion as of March 31, 2013.

Funded status of Pensions and OPEB of Euro (422) million at end of March, compared to Euro (1,308) million as of December 31, 2012. Excluding currency impact, this deficit narrowing mainly results from a decrease of our benefit obligations of Euro 786 million due to the increase of around 25 bps in the discount rates used for pensions and post-retirement healthcare plans, from an actual return of the plan assets for Euro 263 million, and from a one-time credit of Euro 55 million related to plan amendments. These effects were partially offset by Euro (235) million of interest cost. The net effect of currency change was negligible on the funded status this quarter.

As of January 1, 2013, the revised standard IAS 19 ‘Employee Benefits’ now defines the financial component of pension and post-retirement benefits as “net interest on the net defined liability (asset)”. It is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligations and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the same common discount rate. Such financial component is recognized in the consolidated income statements as other financial income (loss).

Alcatel-Lucent reminds that according to the regulatory perspective – which determines the funding requirements- and to preliminary assessment of the company’ US plans, no extra funding contribution will be required through at least 2016.

REPORTED RESULTS

In the first quarter, the reported net loss (group share) was Euro (353) million or Euro (0.16) per diluted share (USD (0.20) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (14) million.

Reported Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2012	(% or pt)
Revenues	3,226	3,207	0.6%	4,096	-21.2%
Gross profit	947	970	-2.4%	1,244	-23.9%
in % of revenues	29.4%	30.2%	-0.8 pt	30.4%	-1.0 pt
Operating income / (loss)(1)	(202)	(290)	Nm	64	Nm
in % of revenues	-6.3%	-9.0%	2.7 pt	1.6%	-7.9 pt
Net income (loss) (Group share)	(353)	259	Nm	(1,558)	Nm
EPS diluted (in Euro)	(0.16)	0.10	Nm	(0.69)	Nm
E/ADS* diluted (in USD)	(0.20)	0.13	Nm	(0.91)	Nm
Number of diluted shares (million)	2,268.8	3,021.1	-24.9%	2,268.4	0.0%

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2816 as of March 31, 2013; 1.3334 as of March 31, 2012 and USD 1.3186 as of December 31, 2012.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2013 adjusted2 net loss (group share) was Euro (339) million or Euro (0.15) per diluted share (USD (0.19) per ADS), which includes restructuring charges of Euro (122) million, a post-retirement benefit plan amendment gain of Euro 55 million, a net financial loss of Euro (152) million, an adjusted tax credit of Euro 42 million, and non-controlling interest charge of Euro (16) million.

Adjusted Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2012	(% or pt)
Revenues	3,226	3,207	0.6%	4,096	-21.2%
Gross profit	947	970	-2.4%	1,244	-23.9%
in % of revenues	29.4%	30.2%	-0.8 pt	30.4%	-1.0 pt
Operating income / (loss)(1)	(179)	(222)	Nm	115	Nm
in % of revenues	-5.5%	-6.9%	1.4 pt	2.8%	-8.3 pt
Net income (loss) (Group share)	(339)	301	Nm	(1,395)	Nm
EPS diluted (in Euro)	(0.15)	0.11	Nm	(0.61)	Nm
E/ADS* diluted (in USD)	(0.19)	0.15	Nm	(0.81)	Nm
Number of diluted shares (million)	2,268.8	3,021.1	-24.9%	2,268.4	0.0%

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2816 as of March 31, 2013; 1.3334 as of March 31, 2012 and USD 1.3186 as of December 31, 2012.

Key figures

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

Geographic breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2012	(% or pt)
North America	1,545	1,342	15.1%	1,603	-3.6%
Asia Pacific	467	496	-5.8%	714	-34.6%
Europe	771	858	-10.1%	1,109	-30.5%
RoW	443	511	-13.3%	670	-33.9%
Total group revenues	3,226	3,207	0.6%	4,096	-21.2%

Group breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2012	(% or pt)
Networks and Platforms	2,713	2,604	4.2%	3,445	-21.2%
- o/w IP	493	464	6.3%	619	-20.4%
- o/w Optics	342	405	-15.6%	529	-35.3%
- o/w Wireless	966	921	4.9%	1,093	-11.6%
- o/w Fixed Networks	405	373	8.6%	490	-17.3%
- o/w Platforms	226	222	1.8%	398	-43.2%
- o/w Services	293	220	33.2%	325	-9.8%
- o/w Eliminations	(12)	(1)	Nm	(9)	Nm
Focused Businesses	244	313	-22.0%	302	-19.2%
Managed Services	204	213	-4.2%	276	-26.1%
Other and Eliminations	65	77	Nm	73	Nm
Total group revenues	3,226	3,207	0.6%	4,096	-21.2%

Breakdown of group	First	First	% change	Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2013	2012	(% or pt)	2012	(% or pt)
Networks and Platforms	(107)	(152)	Nm	136	Nm
In % of revenues	-3.9%	-5.8%	1.9 pt	3.9%	-7.8 pt
Focused Businesses	(9)	14	Nm	4	Nm
In % of revenues	-3.7%	4.5%	-8.2 pt	1.3%	-5.0 pt
Managed Services	(5)	(70)	Nm	(4)	Nm
In % of revenues	-2.5%	-32.9%	30.4 pt	-1.4%	-1.1 pt
Other and Eliminations	(58)	(14)	Nm	(21)	Nm
Total group op. income (loss)	(179)	(222)	Nm	115	Nm
In % of revenues	-5.5%	-6.9%	1.4 pt	2.8%	-8.3 pt

Cash Flow highlights	First quarter	Fourth quarter	First quarter
(In Euro million )	2013	2012	2012
Net (debt)/cash at beginning of period	147	(58)	(7)
Adjusted operating income / (loss)	(179)	115	(222)
Depreciation & Amort and adjusted OP non cash (1)	181	242	202
Op. Cash Flow before change in WCR*	2	357	(20)
Change in operating WCR	(72)	253	255
Change in other working capital (2)	(74)	87	(66)
Operating Cash Flow (3)	(144)	697	169
Interest	(101)	(5)	(85)
Taxes	(28)	(8)	1
Cash contribution to pension & OPEB	(43)	(62)	(42)
Restructuring cash outlays	(100)	(85)	(82)
Cash flow from operating activities	(416)	537	(39)
Capital expenditures (incl. R&D cap.)	(117)	(185)	(123)
Free Cash Flow	(533)	352	(162)
Discontinued, Cash from financing & Forex	28	(147)	947
Change in net(debt)/cash position	(505)	205	785
Net (debt)/cash at end of period	(358)	147	778

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	March 31,	December 31,	March 31,
(In Euro million)	2013	2012	2012
Total non-current assets	10,900	10,708	12,335
of which Goodwill & intangible assets, net	5,065	4,995	5,966
of which Prepaid pension costs	2,808	2,797	2,736
of which Other non-current assets	3,027	2,916	3,633
Total current assets	11,819	10,646	11,418
of which OWC assets	4,611	4,853	5,165
of which other current assets	959	864	1,026
of which marketable securities, cash & cash equivalents	6,249	4,929	5,227
Total assets	22,719	21,354	23,753

Statement of position - Liabilities and equity	March 31,	December 31,	March 31,
(In Euro million)	2013	2012	2012
Total equity	2,933	2,683	5,036
of which attributable to the equity owners of the parent	2,191	1,938	4,312
of which non controlling interests	742	745	724
Total non-current liabilities	11,874	10,358	10,571
of which pensions and other post-retirement benefits	4,824	5,338	5,245
of which long term debt	5,915	3,954	4,172
of which other non-current liabilities	1,135	1,066	1,154
Total current liabilities	7,912	8,313	8,146
of which provisions	1,656	1,649	1,508
of which short term debt	779	851	325
of which OWC liabilities	4,137	4,444	4,514
of which other current liabilities	1,340	1,369	1,799
Total liabilities and shareholder’s equity	22,719	21,354	23,753

BUSINESS COMMENTARY

NETWORKS & PLATFORMS

For the first quarter 2013, revenues for Networks & Platforms were Euro 2,713 million, an increase of 4.2% compared to Euro 2,604 million in the year-ago quarter and a -21.2% decline compared to Euro 3,445 million in the fourth quarter 2012. At constant currency exchange rates, Networks & Platforms revenues increased 5.6% year-over-year and decreased -19.9% sequentially. The segment posted an adjusted2 operating1 loss of Euro (107) million or an operating margin of -3.9% compared to an adjusted2 operating1 loss of Euro (152) million or a margin of -5.8% in the year-ago period.

Key highlights:

•

Revenues for the IP division were Euro 493 million, increasing 6.3% from the year ago quarter and 9.3% at constant currency. Revenues grew in both the Americas and APAC regions with strong progress in our order book, as evidenced by our recent win with Japan’s NTT Communications. IP Core router momentum continues to build with 2 new 7950 XRS wins announced in the quarter, including Belgacom and the University of Pittsburgh Medical Center (UPMC), for a total of 8 wins and more than 20 trials to date. Earlier this month, we announced the launch of Nuage Networks™, an Alcatel-Lucent venture focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit cloud services adoption. Trials of the Nuage Networks Virtualized Services Platform started in April in Europe and North America, with a number of customers including French service provider SFR, UK cloud service provider Exponential-e, Canada’s TELUS and US healthcare provider, UPMC.

•

Revenues for the Optics division were Euro 342 million, a decrease of 15.6% from the year-ago quarter. We continued to witness declines in our legacy equipment, which now represents 30% of our optics product revenues, partially offset by growth in WDM in both our Europe and APAC regions. Our 1830 Photonic Service Switch continues to grow as a percentage of optical revenues, reaching 36% in the first quarter, as sales grew at a high double-digit rate compared to the year-ago quarter. The relative share of 100G shipments has also continued to increase, from 12% in 2012 to 19% in the first quarter of 2013. Traction with our 400G Photonic Service Engine has also been confirmed, with the recent completion of successful 400G trials with Shaw Communications in Canada, France Telecom/Orange and Telefónica España.

•

Revenues for the Wireless division were Euro 966 million, an increase of 4.9% from the year-ago quarter. Within Wireless, we witnessed growth in LTE and RFS, which includes cable, antenna and tower systems, that was partially offset by an overall decline in 2G/3G technologies. Our LTE business reached its highest level of revenues ever, as network deployments in the US continue to drive growth. Elsewhere around the world, we signed a number of new LTE contracts including Etisalat in Sri Lanka and unveiled lightRadio™ Metro Radio with China Mobile, which will help accelerate deployment of 4G TD-LTE technology across China.

•

Revenues for the Fixed Networks division were Euro 405 million, an increase of 8.6% from the year-ago quarter, reflecting strong growth in both copper and fiber products. We expanded our fiber footprint in the quarter, adding 13 new customers, as growth continued to be driven by APAC, and more specifically China. Our VDSL2 vectoring products continue to be successful in the market, shipping our 1 millionth line in the quarter, in addition to a number of trials announced, including China Telecom and Tunisie Telecom, totaling over 40 to-date. These, in addition to the seven new DSL customers, helped drive overall growth in our copper business, with strong performance in both Europe and the Americas. We are also working with P&T Luxembourg in the world’s first trial of combined VDSL2 Bonding and Vectoring technologies, using our Zero-Touch Vectoring innovation.

•

Revenues for the Platforms division were Euro 226 million, an increase of 1.8% from the year-ago quarter. In the quarter, we saw growth from a number of activities within the Platforms division, including the Motive Customer Experience Solutions business (CxS), Advanced Communications (IMS), Subscriber Data Management and Payment & Charging businesses. The basis for growth in these businesses was driven by LTE service introduction and smartphone proliferation. We expanded our Payment & Charging offering in the quarter with the introduction of our Smart Plan solution, which helps service providers introduce new services and data plans, creating new revenue and enhancing the customer experience.

•

Revenues for the Services division were Euro 293 million, an increase of 33.2% from the year-ago quarter. Strong growth in the division was led by Network Build and Implementation (NBI) as well as Integration Services, both of which benefitted from network rollouts in the US. In the first quarter, we have announced an agreement for the transformation of KPN’s fixed network, where we will migrate existing voice and transport networks to next-generation technologies.

•	The improvement in adjusted operating margin from the year-ago quarter was due to continuous actions to reduce fixed costs which were partially offset by a slight decline from product mix.

FOCUSED BUSINESSES

For the first quarter 2013, revenues for the Focused Businesses segment were Euro 244 million, a decrease of -22.0% compared to Euro 313 million in the year-ago quarter and a decrease of -19.2% compared to Euro 302 million in the fourth quarter 2012. At constant currency exchange rates, Focused Businesses revenues decreased -23.0% year-over-year and decreased -18.9% sequentially. The segment posted an adjusted2 operating1 loss of Euro (9) million or -3.7% of revenues, compared to an adjusted2 operating1 income of Euro 14 million or a margin of 4.5% in the year-ago quarter.

Key highlights:

•

Revenues from our Focused Businesses decreased 22.0% in the first quarter with declines in both our Enterprise and Submarine businesses. Our Enterprise business saw weakness in our voice telephony equipment that was partially offset by mid-single digit growth in data communications, where we are gaining traction in the datacenter market. Our OpenTouch innovations have seen a continued global ramp-up as we have added 100 new clients onto our platform. While our Submarine business declined compared to the year-ago quarter, the order book continued to grow which should result in an increase in activity as the year progresses.

•

The adjusted operating margin decline of our Focused Business mainly reflected lower volumes compared to the year-ago quarter and lower fixed cost absorption in our Submarine business, while Enterprise showed improvements in operating expenses.

MANAGED SERVICES

For the first quarter of 2013, revenues in our Managed Services business were Euro 204 million, a decrease of -4.2% compared to Euro 213 million in the year-ago quarter and a decrease of -26.1% compared to Euro 276 million in the fourth quarter 2012. At constant currency exchange rates, our Managed Services business declined -1.4% compared to the year-ago quarter and decreased -25.7% sequentially. The business posted an adjusted2 operating1 loss of Euro (5) million or -2.5% of revenues, compared to an adjusted2 operating1 loss of Euro (70) million or a margin of -32.9% in the year-ago quarter.

Key highlights:

•

Revenues from our Managed Services decreased 4.2% in the first quarter to Euro 204 million, as we continue to restructure this business. As of the first quarter of 2013, we have successfully addressed in total 10 of the 15 planned contracts as part of our Performance Program. In parallel, we have entered into 5 new and extension contracts, including KPN to manage their fixed network operations (in addition to the services mentioned above) and Telewings, a company owned by Telenor, to provide managed and transformation services.

•

The year-over-year improvement in the adjusted operating margin of the Managed Services division reflects ongoing actions to reduce the cost structure of this business, resulting mainly from exiting and restructuring contracts as part of our Performance Program.

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on www.alcatel-lucent.com/1q2013.

Notes

The Board of Directors of Alcatel-Lucent met on April 24, 2013, examined the Group’s condensed consolidated financial statements at March 31, 2013, and authorized their issuance.

These condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/1q2013

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2013 Upcoming events

July 31, 2013: Second quarter 2013 results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “encouraging trends in the marketplace”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities, our ability to obtain the price we estimated by a given date for those activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Performance Program, including headcount reduction, site rationalization, and to exit unprofitable contracts and market at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2013
(unaudited)	Reported	PPA	Adjusted
Revenues	3,226		3,226
Cost of sales (a)	(2,279)		(2,279)
Gross Profit	947	0	947
Administrative and selling expenses (b)	(542)	8	(534)
Research and Development costs (c)	(607)	15	(592)
Operating income (loss) (1)	(202)	23	(179)

Restructuring costs	(122)		(122)
Impairment of assets	0		0
Post-retirement benefit plan amendment	55		55
Litigations	(2)		(2)
Gain/(loss) on disposal of consolidated entities	2		2
Income (loss) from operating activities	(269)	23	(246)

Financial result (net)	(152)	0	(152)
Share in net income(losses) of equity affiliates	2		2
Income tax benefit (expense) (d)	51	(9)	42
Income (loss) from continuing operations	(368)	14	(354)
Income (loss) from discontinued activities	(1)		(1)
Net Income (loss)	(369)	14	(355)

of which : Equity owners of the parent	(353)	14	(339)
Non-controlling interests	(16)		(16)

Earnings per share : basic	(0.16)		(0.15)
Earnings per share : diluted	(0.16)		(0.15)

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2013).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These	impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

2012 INCOME STATEMENT RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Profit & Loss	Published		Restated		Adjusted	Published		Restated		Adjusted	Published		Restated		Adjusted
Statement	in	Adjust-	in	PPA	in	in	Adjust-	in	PPA	in	in	Adjust-	in	PPA	in
(In Euro million except for EPS)	Q1’12	ments	Q1’12		Q1’12	Q2’12	ments	Q2’12		Q2’12	Q3’12	ments	Q3’12		Q3’12
Revenues	3,206	1	3,207		3,207	3,545	1	3,546		3,546	3,599	1	3,600		3,600
Gross profit	971	(1)	970		970	1,125	1	1,126		1,126	1,004	(3)	1,001		1,001
in % of revenues	30.3%		30.2%		30.2%	31.7%		31.8%		31.8%	27.9%		27.8%		27.8%
Operating income / (loss)(1)	(289)	(1)	(290)	68	(222)	(86)	1	(85)	55	(30)	(181)	(1)	(182)	56	(126)
in % of revenues	-9.0%		-9.0%		-6.9%	-2.4%		-2.4%		-0.8%	-5.0%		-5.1%		-3.5%
Net income (loss) (Group share)	398	(139)	259	42	301	(254)	(142)	(396)	33	(363)	(146)	(170)	(316)	34	(282)
EPS diluted (in Euro)	0.14		0.10		0.11	(0.11)		(0.17)		(0.16)	(0.06)		(0.14)		(0.12)
E/ADS* diluted (in USD)	0.19		0.13		0.15	(0.14)		(0.22)		(0.20)	(0.08)		(0.18)		(0.15)
Number of diluted shares (million)	3,021.1		3,021.1		3,021.1	2,268.4		2,268.4		2,268.4	2,268.4		2,268.4		2,268.4

Profit & Loss	Published		Restated		Adjusted	Published		Restated		Adjusted
Statement	in	Adjust-	in	PPA	in	in	Adjust-	in	PPA	in
(In Euro million except for EPS)	Q4’12	ments	Q4’12		Q4’12	FY’12	ments	FY’12		FY’12
Revenues	4,096		4,096		4,096	14,446	3	14,449		14,449
Gross profit	1,247	(3)	1,244		1,244	4,347	(6)	4,341		4,341
in % of revenues	30.4%		30.4%		30.4%	30.1%		30.0%		30.0%
Operating income / (loss)(1)	66	(2)	64	51	115	(490)	(3)	(493)	230	(263)
in % of revenues	1.6%		1.6%		2.8%	-3.4%		-3.4%		-1.8%
Net income (loss) (Group share)	(1,372)	(186)	(1,558)	163	(1,395)	(1,374)	(637)	(2,011)	272	(1,739)
EPS diluted (in Euro)	(0.60)		(0.69)		(0.61)	(0.61)		(0.89)		(0.77)
E/ADS* diluted (in USD)	(0.80)		(0.91)		(0.81)	(0.80)		(1.17)		(1.02)
Number of diluted shares (million)	2,268.4		2,268.4		2,268.4	2,268.1		2,268.1		2,268.1

2012 STATEMENT OF POSITION RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Statement of position - Assets	Published		Restated	Published		Restated	Published		Restated	Published		Restated
	Mar-31-12	Adjust-	Mar-31-12	Jun-30-12	Adjust-	Jun-30-12	Sep-30-12	Adjust-	Sep-30-12	Dec-31-12	Adjust-	Dec-31-12
(In Euro million)		ments			ments			ments			ments
Total non-current assets	12,338		12,335	12,535		12,532	12,830		12,828	10,709		10,708
of which Goodwill & intangible assets, net	5,966		5,966	6,120		6,120	5,951		5,951	4,995		4,995
of which Prepaid pension costs	2,736		2,736	2,798		2,798	3,261		3,261	2,797		2,797
of which Other non-current assets	3,636	(3)	3,633	3,617	(3)	3,614	3,618	(2)	3,616	2,917	(1)	2,916
Total current assets	11,424		11,418	11,454		11,447	10,741		10,733	10,656		10,646
of which OWC assets	5,168	(3)	5,165	5,474	(3)	5,471	5,189	(2)	5,187	4,855	(2)	4,853
of which other current assets	1,028	(2)	1,026	971	(3)	968	847	(5)	842	872	(8)	864
of which marketable securities, cash & cash equivalents	5,228	(1)	5,227	5,009	(1)	5,008	4,705	(1)	4,704	4,929		4,929
Total assets	23,762	(9)	23,753	23,989	(10)	23,979	23,571	(10)	23,561	21,365	(11)	21,354

Statement of position - Liabilities and equity	Published		Restated	Published		Restated	Published		Restated	Published		Restated
	Mar-31-12	Adjust-	Mar-31-12	Jun-30-12	Adjust-	Jun-30-12	Sep-30-12	Adjust-	Sep-30-12	Dec-31-12	Adjust-	Dec-31-12
(In Euro million)		ments			ments			ments			ments
Total equity	5,046		5,036	4,254		4,244	4,175		4,166	2,691		2,683
of which attributable to the equity owners of the parent	4,322	(10)	4,312	3,386	(10)	3,376	3,349	(9)	3,340	1,946	(8)	1,938
of which non controlling interests	724		724	868		868	826		826	745		745
Total non-current liabilities	10,561		10,571	11,298		11,308	11,352		11,361	10,350		10,358
of which pensions and other post-retirement benefits	5,235	10	5,245	6,252	10	6,262	6,187	9	6,196	5,330	8	5,338
of which long term debt	4,172		4,172	4,000		4,000	3,964		3,964	3,954		3,954
of which other non-current liabilities	1,154		1,154	1,046		1,046	1,201		1,201	1,066		1,066
Total current liabilities	8,155		8,146	8,437		8,427	8,044		8,034	8,324		8,313
of which provisions	1,508		1,508	1,479		1,479	1,466		1,466	1,649		1,649
of which short term debt	334	(9)	325	856	(12)	844	814	(9)	805	857	(6)	851
of which OWC liabilities	4,512	2	4,514	4,710	7	4,717	4,451	3	4,454	4,447	(3)	4,444
of which other current liabilities	1,801	(2)	1,799	1,392	(5)	1,387	1,313	(4)	1,309	1,371	(2)	1,369
Total liabilities and shareholder’s equity	23,762	(9)	23,753	23,989	(10)	23,979	23,571	(10)	23,561	21,365	(11)	21,354

2012 CASH FLOW HIGHLIGHTS RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Cash Flow highlights	Published	Adjust-	Restated	Published	Adjust-	Restated	Published	Adjust-	Restated	Published	Adjust-	Restated	Published	Adjust-	Restated
(In Euro million )	1Q’12	ments	1Q’12	2Q’12	ments	2Q’12	3Q’12	ments	3Q’12	4Q’12	ments	4Q’12	FY’12	ments	FY’12
Net (debt)/cash at beginning of period	(31)	24	(7)	753	25	778	236	33	269	(84)	26	(58)	(31)	24	(7)
Adjusted operating income / (loss)	(221)	(1)	(222)	(31)	1	(30)	(125)	(1)	(126)	117	(2)	115	(260)	(3)	(263)
Depreciation & Amort and adjusted OP non cash (1)	202		202	217	(4)	213	239	(1)	238	245	(3)	242	903	(8)	895
Op. Cash Flow before change in WCR*	(19)	(1)	(20)	186	(3)	183	114	(2)	112	362	(5)	357	643	(11)	632
Change in operating WCR	255		255	(182)	7	(175)	14	(5)	9	259	(6)	253	346	(4)	342
Change in other working capital (2)	(68)	2	(66)	(188)	(3)	(191)	(121)	2	(119)	81	6	87	(296)	7	(289)
Operating Cash Flow (3)	168	1	169	(184)	1	(183)	7	(5)	2	702	(5)	697	693	(8)	685
Interest	(85)		(85)	(24)		(24)	(88)		(88)	(6)	1	(5)	(203)	1	(202)
Taxes	1		1	(38)		(38)	(12)		(12)	(8)		(8)	(57)		(57)
Cash contribution to pension & OPEB	(42)		(42)	(55)		(55)	(31)		(31)	(62)		(62)	(190)		(190)
Restructuring cash outlays	(82)		(82)	(80)		(80)	(93)		(93)	(85)		(85)	(340)		(340)
Cash flow from operating activities	(40)	1	(39)	(381)	1	(380)	(217)	(5)	(222)	541	(4)	537	(97)	(7)	(104)
Capital expenditures (incl. R&D cap.)	(123)		(123)	(130)		(130)	(143)		(143)	(186)	1	(185)	(582)	1	(581)
Free Cash Flow	(163)	1	(162)	(511)	1	(510)	(360)	(5)	(365)	355	(3)	352	(679)	(6)	(685)
Discontinued, Cash from financing & Forex	947		947	(6)	7	1	40	(2)	38	(145)	(2)	(147)	836	3	839
Change in net(debt)/cash position	784	1	785	(517)	8	(509)	(320)	(7)	(327)	210	(5)	205	157	(3)	154
Net (debt)/cash at end of period	753	25	778	236	33	269	(84)	26	(58)	126	21	147	126	21	147

RESTATEMENT OF 2012 BREAKDOWN BY OPERATING SEGMENTS WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

In Euro Million
Revenues	Q1’13	FY’12	Q4’12	Q3’12	Q2’12	Q1’12
Networks and Platforms	2,713	11,924	3,445	2,984	2,891	2,604
IP	493	2,141	619	542	516	464
Optics	342	1,825	529	437	454	405
Wireless	966	4,069	1,093	1,034	1,021	921
Fixed Networks	405	1,796	490	480	453	373
Platforms	226	1,047	398	214	213	222
Services	293	1,060	325	282	233	220
Other & eliminations	(12)	(14)	(9)	(5)	1	(1)
Focused Businesses	244	1,236	302	288	333	313
Managed Services	204	1,000	276	259	252	213
Other and Eliminations	65	289	73	69	70	77
Total	3,226	14,449	4,096	3,600	3,546	3,207

Adj. operating income (loss)	Q1’13	FY’12	Q4’12	Q3’12	Q2’12	Q1’12
Networks and Platforms	(107)	(89)	136	(70)	(3)	(152)
in % of revenues	-3.9%	-0.7%	3.9%	-2.3%	-0.1%	-5.8%
Focused Businesses	(9)	42	4	(5)	29	14
in % of revenues	-3.7%	3.4%	1.3%	-1.7%	8.7%	4.5%
Managed Services	(5)	(132)	(4)	(30)	(28)	(70)
in % of revenues	-2.5%	-13.2%	-1.4%	-11.6%	-11.1%	-32.9%
Other and Elimination	(58)	(84)	(21)	(21)	(28)	(14)
Total	(179)	(263)	115	(126)	(30)	(222)
in % of revenues	-5.5%	-1.8%	2.8%	-3.5%	-0.8%	-6.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer